                        1934 Act Registration No. 1-14700

                             SECURITIES AND EXCHANGE
                                   COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                              No. 8, Li-Hsin Rd. 6,
                         Science-Based Industrial Park,
                                Hsin-Chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             Form 20-F    X                       Form 40-F
                       -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                                       No    X
                 -------                                 -------

     (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: January 8, 2004            By /s/ Lora Ho
                                    ------------------------------------
                                        Lora Ho
                                        Vice President & Chief Financial Officer

                    TSMC Monthly Sales Report - December 2003
                 Fourth Quarter 2003 Sales Achieve Record High;
        Full-Year Sales of NT$201.9 Billion Also Hit An Historical Record

Hsinchu, Taiwan, January 8, 2004 - Taiwan Semiconductor Manufacturing Company Ltd. (TSMC) (TAIEX: 2330, NYSE: TSM) today said that net sales for December 2003 totaled NT$18,965 million, an increase of 2.5 percent from November 2003. TSMC's fourth quarter 2003 sales grew 5.3 percent sequentially, to a record high, of NT$57,780 million. On a year-over-year basis, TSMC's fourth quarter 2003 sales increased 40.4 percent.

Ms. Lora Ho, TSMC spokesperson, vice president and chief financial officer, noted that, "In line with our statements in mid-December, 2003, TSMC's fourth quarter 2003 sales result, which hit a quarterly record high, was better than the guidance we advised in our third quarter 2003 investor conference on October, 28, 2003."

Full-year sales for 2003 increased 25.4 percent over 2002, to a record high of NT$201,904 million.

                                      # # #

Sales Report: (Unit: NT$ million)
--------------------------------------------------------------------------------------------------------
Net Sales                                      2003(1)                2002                Growth
--------------------------------------------------------------------------------------------------------
December                                       18,965                11,341                67.2%
--------------------------------------------------------------------------------------------------------
January through December                       201,904               160,961               25.4%
--------------------------------------------------------------------------------------------------------
(1): Year 2003 figures have not been audited.

TSMC Spokesperson:
------------------
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

For further information, please contact:
----------------------------------------
Mr. J.H. Tzeng                    Mr. Jesse Chou                 Mr. Richard Chung
PR Department Manager, TSMC       PR Manager, TSMC               PR Principal Specialist, TSMC
Tel:886-3-666-5028(O)             Tel:886-3-666-5029(O)          Tel:886-3-666-5038(O)
    886-928-882-607(Mobile)           886-932-113-258(Mobile)        886-937-331-830(Mobile)
Fax:886-3-567-0121                Fax:03-5670121                 Fax:03-5670121
E-mail: jhtzeng@tsmc.com          E-Mail: jhchoua@tsmc.com       E-Mail: cychung@tsmc.com
        ----------------                  ----------------               ----------------

               Taiwan Semiconductor Manufacturing Company Limited
                                January 08, 2004

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees and 4) financial derivative transactions for the period of December 2003.

1) Sales volume (NT$: Thousand)

       Period              Items                     2003                  2002                    Changes                 (%)
-----------------------------------------------------------------------------------------------------------------------------------
Dec.                   Invoice amount              17,674,210           12,897,662                4,776,548               37.03%
-----------------------------------------------------------------------------------------------------------------------------------
Jan. - Dec.            Invoice amount             191,309,920          163,654,964               27,654,956               16.90%
-----------------------------------------------------------------------------------------------------------------------------------
Dec.                   Net sales                   18,965,436           11,340,901                7,624,535               67.23%
-----------------------------------------------------------------------------------------------------------------------------------
Jan. - Dec.            Net sales                  201,904,341          160,961,329               40,943,012               25.44%
-----------------------------------------------------------------------------------------------------------------------------------

2) Funds lent to other parties (NT$ Thousand)

                          Limit of lending             Dec.                Bal. as of period end
-------------------------------------------------------------------------------------------------------
TSMC                         62,594,284                     -                                  -
-------------------------------------------------------------------------------------------------------
TSMC's subsidiaries          33,569,177             4,754,620                          5,096,700
-------------------------------------------------------------------------------------------------------


3) Endorsements and guarantees (NT$ Thousand)

                                                       Limit of
                                                     endorsements                 Dec.                 Bal. as of period end
--------------------------------------------------------------------------------------------------------------------------------
TSMC                                                  78,242,855              (4,913,320)                         18,348,120
--------------------------------------------------------------------------------------------------------------------------------
TSMC's subsidiaries                                          N/A                       0                                   0
--------------------------------------------------------------------------------------------------------------------------------
TSMC endorses for subsidiaries                                                (4,913,320)                         18,348,120
--------------------------------------------------------------------------------------------------------------------------------
TSMC's subsidiaries endorse for TSMC                                                   0                                   0
--------------------------------------------------------------------------------------------------------------------------------
TSMC endorses for PRC companies                                                        0                                   0
--------------------------------------------------------------------------------------------------------------------------------
TSMC's subsidiaries endorse for PRC companies                                          0                                   0
--------------------------------------------------------------------------------------------------------------------------------


4) Financial derivative transactions

a-1. Hedging purpose (for assets / liabilities denominated in foreign currencies)
 Underlying assets / liabilities           Liabilities:           YEN:                     748,405,000
--------------------------------------------------------------------------------------------------------------
                                                                  EUR:                       7,500,000
                                           -------------------------------------------------------------------
                                                Assets:           US$:                   1,821,340,500
                                           -------------------------------------------------------------------
     Financial instruments                                                        FX forward contracts
--------------------------------------------------------------------------------------------------------------
    Recognized profit (loss)                                                           (NT$31,720,869)
--------------------------------------------------------------------------------------------------------------

a-2. Hedging purpose (for the position of fixed rate liabilities / floating rate assets)

Underlying assets / liabilities            Liabilities:           NT$:                NT$3,000,000,000
--------------------------------------------------------------------------------------------------------------
                                                Assets            US$:                 US$2,857,142.86
                                           -------------------------------------------------------------------
     Financial instruments                                                          Interest rate swap
--------------------------------------------------------------------------------------------------------------
    Recognized profit (loss)                                                                         -
--------------------------------------------------------------------------------------------------------------

  b. Trading purpose: None.